CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (“Agreement”) is entered into effective August 1, 2015 (the “Effective Date”), by and between XTI Aircraft Company (“XTI”) and David Bovino (“Bovino”). XTI and Bovino may sometimes be referred to as a “Party” and collectively as the “Parties”.

In consideration of the mutual promises and covenants set forth herein, and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1.          Consulting Services. Commencing on the Effective Date, Bovino shall provide the following services (collectively, the “Services”), from time-to-time during the Term, as requested by XTI, related to XTI’s possible Regulation A+ offering (the “Offering”): (a) Strategic advice regarding advertising and social media intended to support XTI’s “test-the-waters” efforts leading up to and during the Offering; and (b) Ongoing advice to XTI after the Offering, if any, related to supporting the success of the Offering.

2.          Consideration. In consideration for the Services, XTI shall compensate Bovino as follows:

(a)          One-Time Cash Payment; Monthly Payments. Within thirty days after XTI closes the Offering, XTI shall pay Bovino $200,000 in the form of certified funds or by wire transfer to an account to be designated by Bovino (the “One-Time Cash Payment”). For purposes of this Agreement, “closes the Offering” shall mean XTI’s actual receipt of funds from the Offering, in XTI’s bank account and within XTI’s sole control (not in an escrow account controlled in whole or in part by third parties). Provided, however, in place of the One-Time Cash Payment: (i) if the closing does not ever occur, for any reason, XTI shall pay Bovino $20,000 on the first day of each month, commencing on June 1, 2016, and continuing through March 1, 2017 (the “Monthly Payments”); and (ii) if the closing does not occur by May 1, 2016, but does occur any time during the period from May 1, 2016 through February 1, 2017, the balance of $200,000 remaining out of the Monthly Payments, that has not been paid pursuant to Section 2(a)(i), above, shall be accelerated and paid to Bovino within 30 days after the closing.

(b)          Shares. In addition to the One-Time Cash Payment or the Monthly Payments, whichever is applicable, XTI shall issue shares of XTI common stock (the “Shares”) to Bovino on or before June 1, 2016, equivalent to $50,000 in value. The Shares shall be valued at a price per share equal to the investor’s price for one share of common stock under the Offering.

3.          Term and Termination. The term of this Agreement shall be from the Effective Date until July 31, 2016 if the One-Time Cash Payment is applicable, or until March 1, 2017 if the Monthly Payments are applicable (the “Term”). In either case, any termination is subject to the following. This Agreement may be terminated at any time, in accordance with either of the following provisions:

(a)          Termination by XTI. XTI may terminate this Agreement at any time during the Term by giving sixty (60) days advance written notice to Bovino. Provided, however, notwithstanding any such termination, XTI shall pay all the consideration set forth under Section 2, above. During the 60-day notice period, Bovino shall fulfill all his duties and responsibilities set forth in Section 1, above.

(b)          Termination by Bovino. Bovino may terminate this Agreement any time after June 1, 2016 if the One-Time Cash Payment is applicable, or after March 1, 2017 if the Monthly Payments are applicable, by providing 30-days advance written notice to XTI. During the 30-day notice period, Bovino shall fulfill all his duties and responsibilities set forth in Section 1, above. Further, notwithstanding any such termination, XTI shall pay all the consideration set forth under Section 2, above.

4.          Confidential Information. Bovino shall maintain the Confidential Information of XTI in strict confidence during the term of this Agreement and after its termination, and shall exercise no less than reasonable care with respect to the handling and protection of such Confidential Information. Bovino shall use the Confidential Information of XTI only during the Term of this Agreement and as expressly permitted herein.

(a)          Definition. “Confidential Information” means all oral or written communication or data information disclosed by XTI, including, but not limited to any information relating to XTI’s business affairs, including trade secrets, inventions, technology, data, databases, business information, business plans, marketing materials and plans, technical or financial information, research and development plans, budgets, financial information, the substance of agreements with investors, customers, suppliers, vendors and others, marketing arrangements, customer lists, commercial arrangements, and any similar information, whether or not marked “Confidential,” “Proprietary” or “Trade Secret”.

(b)          Exclusions. Confidential Information excludes information that: (i) is in or enters the public domain, through no fault of Bovino; or (ii) has been disclosed by XTI to a third party without restriction; or (iii) is known to the general public through publication or otherwise; or (iv) is already known to Bovino at the time of its disclosure; or (v) is independently developed by Bovino without use of or reference to XTI’s Confidential Information.

5.           General Provisions.

(a)           Amendments and Termination. This Agreement may not be amended except by a writing executed by the Parties pursuant to the terms of this Agreement.

(b)          Successors and Assigns. The rights and obligations of either Party are not assignable to another person without prior written consent of the other Party.

(c)          Severability; Provisions Subject to Applicable Law. All provisions of this Agreement shall be applicable only to the extent that they do not violate any applicable law, and are intended to be limited to the extent necessary so that they will not render this Agreement invalid, illegal, or unenforceable under any applicable law. If any provision of this Agreement or any application thereof shall be held to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of other provisions of this Agreement or of any other application of such provision shall in no way be affected thereby.

(d)          Waiver of Rights. No waiver by either Party of a right or remedy hereunder shall be deemed to be a waiver of any other right or remedy or of any subsequent right or remedy of the same kind.

(e)          Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed an original but both of which taken together shall constitute but one and the same instrument.

(f)          Governing Laws and Forum. This Agreement shall be governed by, construed, and enforced in accordance with the laws of the State of Colorado. The Parties hereto further agree that any action brought to enforce any right or obligation under this Agreement shall be subject to the exclusive jurisdiction of the courts of the State of Colorado.

(g)           Entire Agreement. This Agreement is the final agreement between the Parties pertaining in any respect to XTI’s Regulation A+ financing efforts or activities, and supersedes any and all prior oral and written agreements related thereto.

IN WITNESS WHEREOF, the Parties have executed this Agreement effective on the Effective Date.

XTI AIRCRAFT COMPANY

By: /s/ David E. Brody,	/s/ David A. Bovino
Chairman	David A. Bovino